Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

48203-030

July 1, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Monster Digital, Inc. (f/k/a Tandon Digital, Inc.)
Amendment No. 6 to Registration Statement on Form S-1
Filed June 24, 2016

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”),we hereby file Amendment No. 7 to the Company’s Registration Statement on Form S-1, as originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2015 (the “Amendment No. 7”). Amendment No. 7 is hereby filed to provide responses to comments (the “Comments) of the staff of the Commission (the “Staff”) issued in a letter dated June 29, 2016 (the “Staff’s Letter”) relating to Amendment No. 6 to the Company’s Registration Statement on Form S-1 as filed with the Commission on June 24, 2016. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 7. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 7.

Litigation, page 73

1. It appears you provided recent updates on the proceeding pertaining to Memphis Electronics in response to prior comment 4. However, the disclosures relating to the Phison Electronics, Corp and Unigen Corporation matters were not updated. Please provide updated disclosure or advise.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

In response to the Staff’s comment, changes have been made to the Sections entitled “Risk Factors - We are currently, and may be in the future, party to intellectual property rights claims that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business” and “Business – Litigation, located on pages 23 and 73 of the Prospectus, respectively, to provide requested updates on pending litigation.

Principal Stockholders, page 93

2. We note your revisions in response to prior comment 8. It appears that you should revise the table to reflect the shares subject to cancellation described in footnote 2.

In response to the Staff’s comment and further to discussions with the Staff, changes have been made to the Section entitle “Principal Stockholders” located on page 93 of the Prospectus to set forth the number of shares beneficially owned and the percentage of shares beneficially owned by principal stockholders of the Company both as of June 23, 2016 and after giving effect to both the conversion and the offering.

Please direct any questions with respect to this confidential submission to the undersigned at Manatt, Phelps & Phillips, LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,
MANATT, PHELPS & PHILLIPS, LLP
/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	David H. Clarke, Chief Executive Officer
David Olert, Vice President, Finance and Chief Financial Officer
Ralph DeMartino, Schiff Hardin, LLP